Exhibit 99.6

GOLDMINING INC.

FINANCIAL STATEMENTS REQUEST FORM

	Annual Financial Statements		Interim Financial Statements
☐	Mark this box if you would like to receive Annual Financial Statements by mail.	☐	Mark this box if you would like to receive Interim Financial Statements by mail.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations, a reporting issuer must send annually a request form to registered holders and beneficial owners of its securities to request the Annual Financial Statements and management's discussion and analysis ("MD&A") and/or the Interim Financial Statements and MD&A. Please make your selection and complete the form below if you wish to receive the report(s) this year.

Alternatively, you may choose to access the report(s) online on the Corporation's website at www.goldmining.com or under the Corporation's profile on www.sedar.com.

I, the undersigned, certify that I am the owner of the securities of the Corporation, and request that my name be placed on the Corporation's Mailing List in respect of its interim and/or annual financial statements and MD&A for the current financial year.

Name:

Address:

Email Address:

Preferred Method of Communication:	☐ Mail	☐ Email

Signature:	Date:

RETURN YOUR COMPLETED REQUEST FORM

BY MAIL TO:	BY EMAIL TO:	BY FAX TO:
Attention: Secretary GOLDMINING INC. Suite 1830, 1030 West Georgia Street Vancouver, BC V6E 2Y3 Canada	NIcards@goldmining.com	(604) 682-3591